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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                Greenwich Street California Municipal Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                           (Title of Class Securities)


                                    397009101
                      ------------------------------------
                                 (CUSIP Number)


                                OCTOBER 31, 2000
     ----------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/  Rule 13d-1(b)

         / /  Rule 13d-1(c)

         / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                               Page 2 of 8 Pages

-----------------------
CUSIP NO.  397009101
-----------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     STEVENSON CAPITAL MANAGEMENT
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (A) / /
     (B) / /
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3    SEC USE ONLY

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION

4    CALIFORNIA
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                5    SOLE VOTING POWER
                     409,600
                ----------------------------------------------------------------
   NUMBER OF    6    SHARED VOTING POWER
     SHARES          0
  BENEFICIALLY  ----------------------------------------------------------------
 OWNED BY EACH  7    SOLE DISPOSITIVE POWER
   REPORTING         409,600
  PERSON WITH   ----------------------------------------------------------------
                8    SHARED DISPOSITIVE POWER
                     0
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
     409,600
--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     11.20%
--------------------------------------------------------------------------------
12   TYPE  OF REPORTING PERSON (SEE INSTRUCTIONS)
     IA
--------------------------------------------------------------------------------


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                                                               Page 3 of 8 pages

ITEM 1.

     (a)  Name of Issuer

          Greenwich Street California Municipal Fund Inc.

     (b)  Address of Issuer's Principal Executive Office

          125 Broad Street
          New York, NY 10004

ITEM 2.

     (a)  Name of Person Filing

          This statement is being filed by Stevenson Capital Management, a registered investment adviser ("IA"), and Walter Stevenson, the sole proprietor thereof (together, the "Reporting Persons").


          IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Mr. Stevenson's beneficial ownership of Common Stock is a result of his control of IA. The beneficial ownership of Mr. Stevenson is reported solely because Rules 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, require any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G within the specified time period. The answers in blocks 5, 7, 9 and 11 above and in responses to item 4 are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by IA and the relationship of Mr. Stevenson to IA referred to above.


          Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.


     (b)  Address of Principal Business Office or, if none, Residence

          IA's Principal Business Office is located at:

          2420 Sand Hill Road, Suite 101
          Menlo Park, California 94025

          Mr. Stevenson's Principal Business Office is located at:

          2420 Sand Hill Road, Suite 101
          Menlo Park, California 94025

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                                                               Page 4 of 8 pages

     (c)  Citizenship

          IA is a California sole proprietorship
          Mr. Stevenson is a United States citizen

     (d)  Title of Class of Securities

          Common

     (e)  CUSIP Number

          397009101

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d(b) OR 240.13d-2(b) OR (C), CHECK WHETHER the PERSON FILING IS A:


          (a)  / /   Broker or dealer registered under section 15 of the Act (15
                     U.S.C. 78o).

          (b)  / /   Bank as defined in section 3(a)(6) of the Act
                     (15 U.S.C. 78c)

          (c)  / /   Insurance Company as defined in section 3(a)(19) of the Act
                     (15 U.S.C. 78c).

          (d)  / /   Investment company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e)  /X/   An investment adviser in accordance with Section
                     240.13D-1(b)(1)(ii)(E);

          (f)  / /   An employee benefit plan or endowment fund in accordance
                     with Section 240.13d-1(b)(10(ii)(F);

          (g)  / /   A parent holding company or control person in accordance
                     with Section 240.13d-1(b)(1)(iii)(G);

          (h)  / /   A savings associations as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813)

          (i)  / /   A church plan that is excluded from the definition of an
                     investment company under section 3(c)(114) of the Investment Company Act of 1940 (15 U.S.C. 80a-3):

          (j)  / /   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).



ITEM 4.   OWNERSHIP

          Common Stock:

          (a)     Amount Beneficially Owned:                              11.20%
          (b)     Percent of Class:                                       11.20%
          (c)     Number of shares as to which the joint filers have:
                  (i)   sole power to vote or to direct the vote:        409,600
                  (ii)  shared power to vote of to direct the vote:            0
                  (iii) sole power to dispose or to direct the
                        disposition of:                                  409,600
                  (iv)  shared power to dispose of or to direct the
                        disposition of:                                        0

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                                                               Page 5 of 8 pages


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                               If this statement is being filed to report the
              fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              IA, a registered investment adviser, and Mr. Stevenson have the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to IA's investment advisory clients. No single investment advisory client of IA owns more than 5% of the Common Stock.



ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                                 Not applicable

ITEM 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                                 Not applicable

ITEM 9        NOTICE OF DISSOLUTION OF GROUP

                                 Not applicable.

ITEM 10.      CERTIFICATION

              (a) The following certification shall be included if the statement is filed pursuant to 240.13d-1 (b):

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                                               Page 6 of 8 pages

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2000
                                       Stevenson Capital Management


                                       By: /s/ Walter P. Stevenson
                                          ---------------------------------




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                                                               Page 7 of 8 pages

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

           NAME                                   CLASSIFICATION

       Not applicable.                            Not applicable.